November 9, 2017

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re:	Ithrive PH, Inc. Offering Statement on Form 1-A Filed April 13, 2017 File No. 024-10692

Dear Mr. Reynolds:

Please accept this correspondence as my client's response to the Commission's comment letter dated May 3, 2017, along with the new filing submitted through EDGAR on 10-31-17 and again today.

Part I
1. Please reconcile your disclosure in Part I and Part II and fill in all missing information required by Form 1-A. For example: The financial information in Item 1 does not reconcile to your MD'A disclosure in Part II.

The information has been reconciled in the latest filing.

You checked the box in Item 3 indicating that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement, but there is no such disclosure in the offering statement.

The Bad Actor disclosure has been added to the offering statement.

The disclosure required under Item 4 "anticipated fees in connection with this offering and names of service providers" is missing.

Florida Office 4350 West Cypress Street #275 Tampa, Florida 33607		Washington DC Office 1440 G Street NW Washington DC 20005
Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar

Part II Cover Page, page 1 2. Please limit the cover to one page and include your telephone number and website address. See Item 1 of Form 1-A.

The Cover Page has been limited to one page and includes the telephone number and web address.

Also revise the table on page 2 to include the information on a per share basis. See Item 1(e) of
Form 1-A.

The table has been revised as requested.

Reconcile your minimum investment disclosure with your disclosure on page 2 that there is no minimum number of shares that need to be sold, and reconcile your offering termination date with your disclosure on page 7 that the company may in its sole discretion extend the offering date.

Both have been reconciled.

Offering Summary and Risk Factors, Perks, page 7, You disclose various perks that investors in the offering will receive along with the shares purchased. You also disclose monetary values that you have attributed to these perks. Please disclose your planned accounting for the perks given in the offering. Please also tell us how you considered the impact of these perks on your offering proceeds, offering costs, use of proceeds, dilution and other disclosures throughout the document.

The Offering Statement has been updated to disclose the planned accounting and the impact as requested.

Investor Funds Will Not Accrue Interest While In Escrow. . ., page 19
4. In this risk factor you state that if you fail to close the offering investor subscriptions will be returned without interest. However, on page 25 you state there are no plans to return the funds to subscribers. Please clarify here and throughout your offering circular if funds will be returned to subscribers and what conditions must be met before you do so.

Clarification has been made as requested.

Dilution, page 23 5. Please expand your dilution disclosures to provide the "Net Tangible Book Value per Share after Offering", "Increase in Net Tangible Book Value per Share Attributable to Shares Offered", and "Dilution of Net Tangible Book Value per Share to Purchasers in this Offering" information under each of your offering proceeds scenarios using your latest financial information included in the filing.

As requested, the dilution disclosures have been amended under each of the offering scenarios.

Use of Proceeds to Issuer, page 26 6. You disclose that a material amount of the proceeds will be used to repay the SSN and Bridge Loans. Please disclose the material terms of the indebtedness. See Instruction 6 to Item 6 of Form 1-A.

Disclosure of the material terms of the indebtedness have been added.

Security Ownership of Management and Certain Securityholders, page 43
7. Please revise the beneficial ownership table to show each of the Class A and Class B shares held by each shareholder. Also include securityholders who beneficially own more than 10% of your shares. See Item 12(a)(2) of Form 1-A.

The requested revision has been completed in the latest filing.

Section F/S Financial Statements, page 52
8. Please disclose your fiscal year end. Please also present financial statements and related disclosures as of your most recently completed fiscal year end that comply with the financial statement requirements in paragraphs (b)(3)-(4) and (c) of Part F/S to Form 1-A.

Fiscal year end has been disclosed and financial statements and related disclosures have been amended as necessary to comply with the financial statement requirements.

Please do not hesitate to contact me if you have further comments or questions.

Very Truly Yours, Kendall A. Almerico